Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth elsewhere in this prospectus.

Overview

We are an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company. We had been operating an online game business before our listing until this year, we have turned our business focus to blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR.

General Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial conditions include:

●	our revenues’ composition and sources of revenues;
●	our cost of revenue; and
●	our operating expenses.

Key Components of Results of Operations

Revenue Composition and Sources of Revenue. In the six months ended June 30, 2021, we generated substantially all of our revenues from cryptocurrency mining, and the remaining portion of our revenues from provision of game development services. The following table sets forth our revenues generated from cryptocurrency mining and other revenues, both in absolute amounts and as percentages of total revenues for the periods indicated.

	For the Six Months ended June 30,
	2020		2021
	RMB	%	RMB	US$	%
Revenue:
Cryptocurrency mining revenue	0	0.0%	125,203,527	19,391,557	99.5%
Other revenues	465,726	100.0%	572,593	88,683	0.5%

Total revenues	465,726		125,776,120	19,480,240

Cryptocurrency Mining. In the six months ended June 30, 2021, revenues from our cryptocurrency mining business amounted to RMB125 million (US$19 million).

Majority of our cryptocurrency mining revenues was Bitcoin. Since February 2021, we have generated our Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, we are entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration we receive is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and we receive confirmation of the consideration, at which time revenue is recognized.

We also started our mining of other cryptocurrencies including Chia and Filecoin. Chia and Filecoin mining is carried out through provision of computing storage space to the main networks. In exchange for that, we are entitled to receive a fractional share of the Chia and Filecoin awards from the main networks. As of June 30, 2021, we have recognized insignificant amount of Chia mining revenue and nil Filecoin revenue based on our revenue recognition accounting policies.

Other Revenues. Other revenues mainly included revenues from provision of game development services

Cost of Revenue. Our cost of revenue primarily consists of costs associated with running the cryptocurrency mining business, including electricity costs, depreciation on cryptocurrency mining equipment and transaction fees to the mining pools or mining partners.

Operating Expenses. Our operating expenses consist primarily of product development expenses, sales and marketing expenses, general and administrative expenses and impairment of cryptocurrencies.

Product Development Expenses. Our product development expenses consist primarily of outsourced research and development, payroll, depreciation charges and other overhead for the development of NFTSTAR.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by our sales and marketing personnel.

General and Administrative Expenses. Our general and administrative expenses consist primarily of non-cash share based compensation, payroll and professional fees incurred in connection with professional service providers for auditing, legal services and equity transactions.

Impairment of cryptocurrencies. The useful life of cryptocurrency is indefinite, thus it shall not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value at any time subsequent to its acquisition and will require us to recognize an impairment charge. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands. We carry out our business through our subsidiaries in Hong Kong, Singapore, China, etc.

Income and Sales Taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the period ended June 30, 2021.

Singapore

Our subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the period ended June 30, 2021.

PRC

Our subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. Our subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. Since February 2021, we started its cryptocurrency mining business in China. Since this is a new industry in China, there is no explicit tax law in China regarding whether such mining revenue is taxable in China, since such revenue is non-cash before the cryptocurrencies are sold for fiat. As of June 30, 2021, we have not sold any cryptocurrency mined for fiat. As such, we believe that it is more-like-than-not such mining revenue is not taxable before sold for fiat upon audit by the relevant tax authority. Should there be any update in China tax laws on mining revenue, we will accrue and pay any relevant taxes according to tax laws.

Inflation

Since our inception, inflation has not materially affected our results of operations. Although we have not been materially affected by inflation, we may be affected if the countries that we have operations in experience higher rates of inflation in the future.

Critical Accounting Policies

We prepare financial statements in conformity with U.S. Generally Accepted Accounting Principles, or U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in our consolidated financial statements include the valuation of non-marketable equity investments and determination of other-than-temporary impairment, allowance for doubtful accounts, revenue recognition, assessment of impairment of other long-lived assets, assessment of impairment of advances to suppliers and other advances, incremental borrowing rates for lease assessment, fair value of redeemable noncontrolling interest, fair value of the warrants, share-based compensation expenses, consolidation of affiliated PRC entity, valuation allowances for deferred tax assets, and contingencies. Such accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

Revenue Recognition

We recognize revenues when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services. Depending on the terms of the contract and the laws that apply to the contract, control of the goods or services may be transferred over time or at a point in time. We do not believe that significant management judgments are involved in revenue recognition. Under ASC 606, Revenue from contracts with customers, the core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer;
●	Step 2: Identify the performance obligations in the contract;
●	Step 3: Determine the transaction price;
●	Step 4: Allocate the transaction price to the performance obligations in the contract; and
●	Step 5: Recognize revenue when the Company satisfies a performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Majority of our cryptocurrency mining revenues was Bitcoin. We generate our Bitcoin mining revenues through provision of computing power, or hash rate, in crypto asset transaction verification services to Bitcoin mining pools. In exchange for that, we are entitled to receive a fractional share of the Bitcoin award from the Bitcoin mining pools. The transaction consideration we receive is noncash consideration, which we measure at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pools successfully place a block and we can confirm the receipt of the consideration, at which time revenue is recognized.

Other than Bitcoins, we are also engaged in the mining of Chia and Filecoins. We generate Chia and Filecoins mining revenues through provision of computing storage space to the main networks. In exchange for that, we are entitled to receive a fractional share of the Chia and Filecoins awards from the main networks.

For Chia mining, the revenue recognition is the same as Bitcoins under ASC 606. The9 recognizes Chia mining revenue at fair value on the date we receive Chia awards.

For Filecoin mining, unlike other cryptocurrency mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. We cooperate with a third party company where we contribute mining machines and the third party contributes Filecoins for pledging to the Filcoin main network. Under this mining cooperation, the Filecoins mined are distributed to the third party ahead of us according to the agreed distribution schedule. Therefore in the early stage of the 540 days mining process, we do not own any Filecoin. Since it is not probable that a significant reversal of cumulative revenue will not occur, we do not recognized any Filecoin mining revenue before we start to own the Filecoins being mined. Only when we starts to own the Filecoins being mined (after the distribution made to the third party under the agreed distribution schedule), we will start to recognize Filecoin mining revenue at fair value on the date we receive and own the Filecoin awards.

Impairment of Cryptocurrencies

The useful life of cryptocurrency is indefinite, thus it shall not be amortized but should be tested for impairment annually, or more frequently, when events or changes in circumstances occur which indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value at any time subsequent to its acquisition and will require us to recognize an impairment charge. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Share-Based Compensation

We have granted share-based compensation awards to certain employees, directors and consultants under several equity plans. We measure the cost of employee services received in exchange for an equity award, based on the fair value of the award at the date of grant. Share-based compensation expense is recognized net of estimated forfeitures, determined based on historical experience. We recognizes share-based compensation expense over the requisite service period. For performance and market-based awards which also require a service period, we use graded vesting over the longer of the derived service period or when the performance condition is considered probable. We determine the grant date fair value of stock options using a Black-Scholes Model with assumptions made regarding expected term, volatility, risk-free interest rate, and dividend yield. The fair value of the stock options containing a market condition is estimated using a Monte Carlo simulation model. For options awarded our private subsidiaries, the fair value of shares is estimated based on the equity value of the subsidiary. We evaluate the fair value of the subsidiary by making judgments and assumptions about the projected financial and operating results of the subsidiary. Once the equity value of the subsidiary is determined, it is allocated

(as applicable) into the various classes of shares and options using the option-pricing method, which is one of the generally accepted valuation methodologies. On January 1, 2019, we adopted ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting (“ASU 2018-07”) to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees is similar to the model for employee awards.

The expected term represents the period of time that stock-based awards granted are expected to be outstanding. The expected term of stock-based awards granted is determined based on historical data on employee exercise and post-vesting employment termination behavior. Expected volatilities are based on historical volatilities of our ADSs. Risk-free interest rate is based on United States government bonds issued with maturity terms similar to the expected term of the stock-based awards.

We recognize compensation expense, net of estimated forfeitures, on all share-based awards on a straight-line basis over the requisite service period, which is generally a two-to-three year vesting period or in the case of market-based awards, over the greater of the vesting period or derived service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, the estimates may need to be revised in subsequent periods. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

For stock option modifications, we compare the fair value of the original award immediately before and after the modification. For modifications, or probable-to-probable vesting conditions, the incremental fair value of fully vested awards is recognized as expense on the date of the modification, with the incremental fair value of unvested awards recognized ratably over the new service period.

Impairment of Long-lived Assets Other Than Cryptocurrencies

We review long-lived assets and intangible assets other than cryptocurrencies for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. We assess the recoverability of long-lived assets and intangible assets (other than goodwill) by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. We recognize impairment of long-lived assets and intangible assets in the event that the net book value of such assets exceeds the estimated future undiscounted cash flow attributable to such assets. We use estimates and judgment in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of the impairment charges could be different.

Impairment Loss of Investments

We assess our equity investments for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information including recent financing rounds. If it has been determined that the carrying amount of investment is higher than related fair value and that this decline is other-than-temporary, the carrying value of the investment is adjusted downward to reflect these declines in value.

Consolidation of Variable Interest Entities, or VIEs

Historically majority of our revenues was derived from online game operation in PRC. PRC laws and regulations, including the GAPP Circular and the Network Publication Measures prohibit or restrict foreign ownership of online game related businesses. We believe, consistent with the view of our PRC legal counsel that our structure complies with these foreign ownership restrictions, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures. Specifically, we operated our online game business through Shanghai IT and have entered into a series of contractual arrangements with Shanghai IT and its equity owners. As a result of these contractual arrangements, we are entitled to receive service fees for services provided to Shanghai IT for an amount determined at our discretion, up to 90% of PRC entities’ profits. In addition, the equity owners of record for these entities have pledged all their equity interests in the VIEs to us as collateral for all of their payments due to the wholly-owned foreign enterprise, or WOFE, and to secure performance of all obligations of the VIEs and their shareholders under various agreements. In addition, the agreements provide that any dividend distributions made by the VIEs, if any, are required to be deposited in an escrow account over which we have exclusive control. Moreover, through the Call Option Agreements and Shareholder Voting Proxy Agreements, each shareholder of the VIEs granted WOFE or any third parties designated by the WOFE an irrevocable power of attorney to act on all matters pertaining to the VIEs. We believe that the terms of the Call Option Agreements are currently exercisable and legally enforceable under the PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the options does not represent a financial barrier or disincentive for us to exercise our rights under the Call Option Agreements. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the Call Option Agreements, for which consent of the shareholder of the VIEs is not required. As a result of the totality of these arrangements, we have both the power to direct activities that most significantly impact the VIEs economic performance and the obligation to absorb losses of or right to receive benefits from the VIEs that are significant to Shanghai IT. As a result, we concluded we are the primary beneficiary of Shanghai IT and as such Shanghai IT is consolidated VIE of our company. Since the beginning of 2021, we have changed our business focus from online games to the blockchain industry, including the operation of cryptocurrency mining and NFTSTAR. We expect going forward that a majority of our revenues will be sourced outside PRC, and the revenues to be recorded in our VIEs will be minimal.

Refund of WoW Game Points

As a result of the non-renewal of the WoW license on June 7, 2009, we announced a refund plan in connection with inactivated WoW game point cards. According to the plan, unactivated WoW game point card holders are eligible to receive a cash refund from us. We recorded a liability in connection with both unactivated points cards and activated but unconsumed point cards of approximately RMB200.4 million, of which RMB4.0 million was refunded in 2009. Upon the loss of the WoW license, we concluded that the nature of the obligation substantively changed from deferred revenue, for which we had the ability to satisfy the underlying performance obligation, to an obligation to refund players for their unconsumed points. Thus, we have accounted for this refund liability by applying the relevant de-recognition guidance when determining the proper accounting treatment. In accordance with this guidance, the refund liability associated with these WoW game points, to the extent not refunded, will be recorded as other operating income after we are legally released from the obligation to refund amounts under the applicable laws. As we announced the refund plan on September 7, 2009, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from such date under applicable laws and thus our legal liability relating to the unactivated WoW game point cards was extinguished on September 7, 2011 and the associated liability amounting to RMB26.0 million was recognized as other operating income for the year ended December 31, 2011. With respect to the remaining refund liability, based on current PRC laws, to the extent not refunded, we, in consultation with legal counsel, have determined that we will be legally released from this liability in 2029, which represents 20 years from the date of discontinuation of WoW in 2009. However, if management were to publicly announce a refund policy, we would be legally released from any remaining liability for these activated, but unconsumed points, sooner than 20 years. To date, we have determined not to publicly announce any refund policy with respect to this remaining liability, and no refunds have been claimed. The remaining refund liability relating to the activated, but unconsumed WoW game points was RMB170.0 million (US$26.3 million) as of June 30, 2021.

Warrants

We account for the warrants issued in connection with equity-linked instrument under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. We classify warrants in its consolidated balance sheet as a liability or equity based on the nature and characteristics of each warrant issued. For those warrants classified as equity, there is no remeasurement to the warrants after initial recognition. For those warrants classified as liability, the proceeds are allocated first to the liability classified warrants at the full fair value then the remaining proceeds allocated to the equity instruments offered. The warrants are initially recognized on its fair value as of issuance date then remeasured at each reporting period and adjusted to fair value. The changes in the fair value of the warrant liability are recorded in the income of the period.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 <22> to our unaudited interim condensed consolidated financial statements, which are included in this Form 6-K.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenue:

	For the Six Months ended June 30,
	2020		2021
	RMB	%	RMB	US$	%
Revenues:
Cryptocurrency mining revenue	0	0.0%	125,203,527	19,391,557	99.5%
Other revenues	465,726	100.0%	572,593	88,683	0.5%

Total revenues	465,726	100.0%	125,776,120	19,480,240	100.0%

Cost of cryptocurrency mining			(67,872,345)	(10,512,088)	-54.0%
Cost of other revenue	(468,288)	-100.6%	(1,290,697)	(199,903)	-1.0%

Total cost of revenues	(468,288)	-100.6%	(69,163,042)	(10,711,991)	-55.0%

Gross (loss) profit	(2,562)	-0.6%	56,613,078	8,768,249	45.0%

Operating (expenses) income:
Product development	(892,739)	-191.7%	(1,038,369)	(160,823)	-0.8%
Sales and marketing	(297,853)	-64.0%	(326,944)	(50,637)	-0.3%
General and administrative	(57,359,337)	-12316.1%	(102,755,950)	(15,914,870)	-81.7%
Impairment of cryptocurrencies	0	0.0%	(46,463,746)	(7,196,318)	-36.9%
Gain on disposal of subsidiaries	391,848,588	84137.2%	0	0	0.0%
Total operating (expenses) income	333,298,659	71565.4%	(150,585,009)	(23,322,648)	-119.7%
Other operating income, net	27,358	5.9%	0	0	0.0%
Profit (Loss) from operations	333,323,455	71570.7%	(93,971,931)	(14,554,399)	-74.7%

Impairment on other investments	(10,000,000)	-2147.2%	(5,252,122)	(813,450)	-4.2%
Interest expense, net	(3,820,725)	-820.4%	(44,315,944)	(6,863,666)	-35.2%
Loss from change in fair value of warrants liability	(123,056)	-26.4%	0	0	0.0%
Gain from change in fair value of conversion feature derivative liability		0.0%	9,602,981	1,487,312	7.6%
Gain on deconsolidation of subsidiaries		0.0%	9,465,518	1,466,022	7.5%
Gain on disposal of other investments	2,818,643	605.2%	0	0	0.0%
Other (expenses) income, net	(11,863,492)	-2547.3%	1,371,354	212,396	1.1%
Foreign exchange loss		0.0%	(5,633,501)	(872,518)	-4.5%
Gain (Loss) before income tax expense and share of loss in equity method investments	310,334,825	66634.6%	(128,733,645)	(19,938,303)	-102.4%
Income tax	(7,165,097)	-1538.5%	0	0	0.0%
Gain on extinguishment of convertible notes	56,755,902	12186.5%	0	0	0.0%
Net income (loss)	359,925,630	77282.7%	(128,733,645)	(19,938,303)	-102.4%
Net loss attributable to noncontrolling interest	(2,032,463)	-436.4%	(2,960,947)	(458,592)	-2.4%
Net loss attributable to redeemable noncontrolling interest	(738,246)	-158.5%			0.0%
Net income (loss) attributable to The9 Limited	362,696,339	77877.6%	(125,772,698)	(19,479,711)	-100.0%
Accretion on redeemable noncontrolling interest	(738,246)	-158.5%	0	0	0.0%
Net income (loss) attributable to holders of ordinary shares	361,958,093	77719.1%	(125,772,698)	(19,479,711)	-100.0%

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenues. Our revenues increased by 26,906%, from RMB466 thousand for the six months ended June 30, 2020 to RMB126 million (US$19 million) for the six months ended June 30, 2021, primarily because we started our cryptocurrency mining business in February 2021.

Cost of Revenue. Cost of revenue increased by 14,669% from RMB468 thousand for the six months ended June 30, 2020 to RMB69 million (US$11 million) for the six months ended June 30, 2021, primarily due to the increase in costs associated with running the cryptocurrency mining business, including electricity costs, depreciation on cryptocurrency mining equipment and transaction fees to the mining pools or mining partners.

Product Development Expenses. Product development expenses increased by 16% from RMB893 thousand for the six months ended June 30, 2020 to RMB1 million (US$161 thousand) for the six months ended June 30, 2021. The increase was primarily due to the increase in payroll expenses for the development team.

Sales and Marketing Expenses. Sales and marketing expenses increased by 10% from RMB298 thousand for the six months ended June 30, 2020 to RMB327 thousand (US$51 thousand) for the six months ended June 30, 2021. The increase in sales and marketing expenses was primarily due to the increase in offline marketing expenses and the increase in payroll expenses for the marketing team.

General and Administrative Expenses. General and administrative expenses increased by 79% from RMB57 million for the six months ended June 30, 2020 to RMB103 million (US$16 million) for the six months ended June 30, 2021. The increase was primarily due to the increase in share-based compensation to senior management and professional fees incurred from professional service providers for auditing, legal services, and equity transactions.

Impairment on Cryptocurrencies. We recorded an impairment of cryptocurrencies amounting to RMB46 million (US$7 million) for the six months ended June 30, 2021, based on the impairment assessment performed after considering our Bitcoin carrying amount exceeded its fair value at any time subsequent to their acquisition. We did not have any impairment on cryptocurrencies for the six months ended June 30, 2020 as we commenced our cryptocurrency mining in February 2021.

Gain on Disposal of Subsidiaries. We did not have any gain on disposal of subsidiaries for the six months ended June 30, 2021. We had a gain on disposal of subsidiaries of RMB392 million for the six months ended June 30, 2020, including a gain on disposal of subsidiaries that had been classified as held-for-sale.

Impairment on Other Investments. We recorded impairment of other investments amounting to RMB5 million (US$813 thousand) for the six months ended June 30, 2021, based on the impairment assessment of our several investments in blockchain games and a medical research company. We recorded an impairment of other investment amounting to RMB10 million for the six months ended June 30, 2020, primarily due to the impairment assessment performed after considering the recoverable amount of the Shanghai Institute of Visual Art of Fudan University.

Interest (Expenses), Net. We recorded interest expenses amounting to RMB44 million (US$7 million) for the six months ended June 30, 2021, mainly resulting from a non-cash amortization of debt discount and interest expense relating to the convertible notes we issued in February and March 2021. We recorded interest expenses of RMB4 million for the six months ended June 30, 2020, primarily related to the convertible notes which were settled in May 2020.

Change in Fair Value of Warrants Liability. We had a loss from change in fair value of convertible notes and warrants liability of RMB123 thousand (US$17 thousand) for the six months ended June 30, 2020. We did not have such expenses after we settled the convertible notes in May 2020.

Change in Fair Value of Conversion Feature Derivative Liability. We had a gain from change in fair value of conversion feature derivative liability of RMB9.6 million (US$1,487 thousand) for the six months ended June 30, 2021, mainly related to the convertible notes we issued in February and March 2021.

Gain on Deconsolidation of Subsidiaries. We recorded a gain on deconsolidation of subsidiaries amounting to RMB9.5 million (US$1.5 million) for the six months ended June 30, 2021, mainly due to the loss of control of Red 5 Studios, Inc. Red 5 Studios, Inc. was an online game development studio invested by us and based in the U.S., which had been inactive for the past few years.

Gain on Disposal of Other Investments. We had no gain on disposal of other investments for the six months ended June 30, 2021. We had a gain on disposal of other investments of RMB3 million for the six months ended June 30, 2020 related to the disposal and refund of certain subscribed tokens.

Other (Expenses) Income, Net. We recorded other income amounting to RMB1.4 million (US$212 thousand) for the six months ended June 30, 2021, mainly relating to the refund to investors who invested in our previous CrossFire New Mobile Game project. Since the refund was made at a discount, we recorded other income together with the extinguishment of the respective liabilities. We recorded other expenses of RMB5.6 million (US$873 thousand) for the six months ended June 30, 2021 and RMB 12 million for the six months ended June, 30, 2020, primarily due to foreign exchange loss.

Net income (Loss) Attributable to Holders of Ordinary Shares. Primarily as a result of the cumulative effect of the above factors, we recorded a net loss attributable to our holders of ordinary shares of RMB125 million (US$19 million) for the six months ended June 30, 2021, as compared net income attributable to holders of ordinary shares of RMB362 million for the six months ended June 30, 2020.

Non-GAAP Net Income (Loss) Attributable to Holders of Ordinary Shares. Non-GAAP financial measures exclude the impact of share-based compensation expenses, impairment of cryptocurrencies, impairment of other investments, amortization of debt discount in relation to convertible notes, fair value change on warrants liability and fair value change on conversion feature derivative.

Non-GAAP net income attributable to holders of ordinary shares was RMB16 million (US$2 million) for the six months ended June 30, 2021, which excluded the impact of share-based compensation expenses amounted to RMB58 million (US$9 million), impairment of cryptocurrencies amounted to RMB46 million (US$7 million), impairment of other investments amounted to RMB5 million (US$813 thousand), amortization of debt discount in relation to convertible notes amounted to RMB42 million (US$6 million) and fair value change on conversion feature derivative amounted to RMB-9.6 million (US$2,562 thousand).

Non-GAAP net income attributable to holders of ordinary shares was RMB407 million for the six months ended June 30, 2020, which excluded the impact of share-based compensation expenses amounted to RMB34 million, impairment of other investments amounted to RMB10 million and fair value change on warrants liability amounted to RMB123 thousand.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the below table.

	For the Six Months ended June 30,
	2020	2021
	RMB	RMB	US$

Net income (loss) attributable to holders of ordinary shares	361,958,093	(125,772,698)	(19,479,711)
Share-based compensation expenses	34,426,917	58,204,300	9,014,698
Impairment of cryptocurrencies	—	46,463,746	7,196,318
Impairment of other investments	10,000,000	5,252,122	813,450
Amortization of debt discount in relation to convertible notes	—	41,864,254	6,483,947
Loss from change in fair value of warrants liability	123,056	—	—
Gain from change in fair value of conversion feature derivative liability	—	(9,602,981)	(1,487,312)
Non-GAAP Net income attributable to holders of ordinary shares	406,508,066	16,408,743	2,541,390

Taxation

Since the beginning of 2021, we have changed our business focus from online games to the blockchain industry including the operation of cryptocurrency mining and NFTSTAR. We expect going forward the majority of our revenues will be sourced outside PRC, and the revenues to be recorded in PRC will be minimal. The following summarize our applicable tax rate in the Cayman Islands, Hong Kong, Singapore and PRC.

Cayman Islands

Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, upon payment of dividends by The9 Limited to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries incorporated in Hong Kong did not have assessable profits that were derived in Hong Kong during the period ended June 30, 2021. If they have assessable profits that are derived in Hong Kong, they will be subject to Hong Kong profits tax at a rate of 8.25% on assessable profits up to HK$2 million (US$310 thousand); and 16.5% on any part of assessable profits over that.

Singapore

Our subsidiaries incorporated in Singapore did not have assessable profits that were derived in Singapore during the period ended June 30, 2021.

PRC

Our subsidiaries and VIE subsidiaries incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”), which went into effect as of January 1, 2008. Our subsidiaries and VIE subsidiaries in the PRC are generally subject to EIT at a statutory rate of 25%. Since February 2021, we started its cryptocurrency mining business in China. Since this is a new industry in China, there is no explicit tax law in China regarding whether such mining revenue is taxable in China, since such revenue is non-cash before the cryptocurrencies are sold for fiat. As of June 30, 2021, we have not sold any cryptocurrency mined for fiat. As such, we believe that it is more-like-than-not such mining revenue is not taxable before sold for fiat upon audit by the relevant tax authority. Should there be any update in China tax laws on mining revenue, we will accrue and pay any relevant taxes according to tax laws.

Liquidity and Capital Resources

We are a holding company and conduct our operations primarily through our subsidiaries in Hong Kong, Singapore and PRC. Currently, the majority of our revenues are derived from our Hong Kong subsidiary. After the launch of NFTSTAR, we expect to generate certain revenue from our Singapore subsidiary. As a result, our cash requirements and our ability to pay dividends principally depend upon dividends and other distributions from our subsidiaries in Hong Kong and Singapore. We do not foresee any foreign currency or dividend distribution control in Hong Kong and Singapore.

Cash Flows and Working Capital

We fund our operations primarily through our available cash in hand as well as cash generated from our operating, financing and investing activities. As of December 31, 2020 and June 30, 2021, we had RMB32 million and RMB839 million (US$130 million) respectively in cash and cash equivalents. The increase in cash and cash equivalents from December 31, 2020 to June 30, 2021 was primarily due to the proceeds we received from fund raising activities.

In January 2021, we entered into a share subscription and warrant purchase agreement with the holding entities of several investors (“Investors”) in the cryptocurrencies mining industry based on the pre-agreed legally-binding term sheet. Pursuant to the purchase agreement, we issued 8,108,100 Class A ordinary shares in aggregate at US$0.1233 per share and 207,891,840 warrants in aggregate, to the Investors in February 2021. The warrants will only be exercisable upon the satisfaction of its respective condition in connection with the market capitalization of the Company reaching US$100 million, US$300 million, US$500 million and US$1 billion within the time frames of 6 months, 12 months, 24 months and 36 months from its issuance date, respectively. The transaction was closed in February 2021.

In February 2021, we entered into a standby equity distribution agreement, or the SEDA, with YA II PN, LTD. (the “Purchaser”), a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP pursuant to which we are able to sell up to US$100 million of our ADSs solely at our request at any time during the 36 months following the date of the SEDA. On August 27, 2021, we agreed with the Purchaser to terminate the SEDA and entered into a new standby equity distribution agreement (the “August SEDA”). We did not issue any securities pursuant to the SEDA. Pursuant to the August SEDA, we are required to register the ADSs acquired by the Purchaser as set forth in each settlement document (“Settlement Document”) provided by the Purchaser in response to each advance notice issued by us. We shall file with the Securities and Exchange Commission (the “SEC”) prospectus supplements to our prospectus, dated March 30, 2021, filed as part of our effective shelf registration statement on Form F-3ASR (File No. 333-254878) registering all of the ADSs indicated in each Settlement Document that are offered and sold to the Purchaser prior to each closing pursuant to the August SEDA. Other than this change, the material commercial terms of the August SEDA remain unchanged from the SEDA.

In February 2021, we closed a share purchase agreement with each of the four investors in the cryptocurrencies mining industry, respectively. Pursuant to the share purchase agreements, we should issue 9,231,240 Class A ordinary shares in aggregate to investors for an aggregate consideration of US$11.5 million.

In February and March 2021, we issued and sold a one-year convertible note in a principal amount of US$5 million and US$20 million to Streeterville Capital, LLC (“Streeterville”) for considerations of US$5 million and US$20 million respectively. We are obligated to register certain number of ADSs for the resale of the Class A ordinary shares issuable upon the conversion of such note. The convertible note bears interest at a rate of 6.0% per year, computed on the basis of a 360-day year. Streeterville has the right, at any time after six months have elapsed since the purchase date until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into our ADSs at the conversion price of per ADS calculated as ninety percent (90%) of the lower of (a) the average of the closing trade prices during the five (5) trading days immediately preceding the date of the conversion, and (b) the closing trade price on the trading day immediately preceding the date of the conversion. Beginning on the date that is six months from the note purchase dates, Streeterville has the right, exercisable at any time in its sole and absolute discretion, to redeem the convertible note. Payment of the redemption amount could be in cash or our ADSs, provided that any redemption made in cash which exceed half of the original principal amount will be subject to a ten percent (10%) premium.

In April 2021, the Group completed an underwritten offering with Maxim Group LLC. In this transaction, The Group issued 112,953,000 Class A ordinary shares, or 3,765,100 American Depositary Shares (“ADSs”) and warrants to purchase 2,823,825 ADSs. The offering price of each ADS and accompanying 0.75 of an ADS warrant is $33.20. Each warrant has an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance. In addition, the underwriter Maxim Group LLC also subscribed the over-allotment for an additional 16,942,800 Class A ordinary shares, or 564,760 ADSs and warrants to purchase 423,570 ADSs at the same price. The over-allotment warrants also have an exercise price of $36.00 per ADS, will be exercisable upon issuance, and will expire three years from the date of issuance.

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Six Months ended June 30,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(62,199)	(263,954)	(40,881)
Net cash provided by (used in) investing activities	443,989	(94,254)	(14,598)
Net cash (used in) provided by financing activities	(331,529)	1,167,653	180,846
Effect of foreign exchange rate changes on cash and cash equivalents	(2,425)	(1,938)	(300)
Net change in cash and cash equivalents	47,830	807,507	125,067
Cash and cash equivalents at beginning of year	10,113	31,696	4,909
Cash and cash equivalents at end of year	57,943	839,203	129,976

Operating Activities

The net cash used in operating activities in the six months ended June 30, 2021 reflected a net loss of RMB129 million (US$20 million), primarily due to adjusted and offset by non-cash items such as  (1) impairment of cryptocurrency of RMB46 million, (2) share-based compensation of RMB 58 million, (3) impairment on other investments of RMB5.3 million, (4) depreciation and amortization expense of RMB16 million, (5) foreign currency exchange loss of RMB5.6 million, (6) amortization of debt discount and interest on convertible notes of RMB45 million, (7) gain on disposal of subsidiaries of RMB9.5 million, (8) gain from change in fair value of conversion feature derivative liability of RMB9.6 million, and changes in operating assets and liabilities primarily due to the (a) increase of prepayments and other current assets of RMB157.1 million, (b) increase in intangible assets – cryptocurrencies of RMB123.3 million, (c) and decrease of accrued expense and other current liabilities of RMB13 million. The net cash used in operating activities in the six months ended June 30, 2020 reflected a net gain of RMB359.9 million, primarily due to the (i) gain on disposal of subsidiaries of RMB391.8 million, (ii) gain on extinguishment of convertible notes of RMB56.8 million, partially offset by (iii) share-based compensation expense of RMB34 million, (iv) impairment on other investments and available-for-sale investments of RMB10 million.

Investing Activities

Net cash used in investing activities was RMB94 million (US$15 million) in the six months ended June 30, 2021, which primarily due to the purchase of property, equipment of RMB43 million and software and other investments of RMB40 million. Net cash provided by investing activities was RMB444.0 million (US$62.8 million) in the six months ended June 30, 2020, which primarily included proceeds from disposal of assets and liabilities classified as held-for-sale of RMB444 million.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2021 was RMB1,168 million (US$181 million), primarily attributable to a) the proceeds from issuance of convertible notes of RMB161.6 million, and b) the proceeds from issuance of ordinary shares of RMB1,018 million. Net cash used in financing activities in the six months ended June 30, 2020 was RMB331.5 million, primarily attributable to repayment of convertible notes of RMB316 million.

Capital Expenditures

We incurred capital expenditures of RMB43 million (US$7 million) for six months ended June 30, 2021. The capital expenditures principally consisted of purchases of cryptocurrency mining machines. We may continue to purchase cryptocurrency mining machines depending on the market situation.

Contractual Obligation

The following table sets forth our contractual obligations and other commitments under as of June 30, 2021:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands of RMB)
Purchase of mining machines(1)	412,219	375,396	36,823	—	—
Convertible notes payable(2)	168,822	168,822	—	—	—
Operating lease obligations(3)	4,618	4,618	—	—	—

(1)	Represents the outstanding payment for the purchase of 24,000 Antminer S19j Bitcoin mining machines.

(2)	Represents the one-year convertible notes in a principal amount of US$5 million and US$25 million respectively issued to Streeterville Capital, LLC. If Streeterville Capital, LLC convert the notes or if we choose to repay the notes by issuance of shares, the upcoming cash repayment will be reduced.
(3)	Operating lease obligations related to the lease of office space, parking lots and warehouse.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third-parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in bank deposits. We have not used any derivative financial instruments in our investment portfolio or for cash management purposes. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from various currency exposures. A significant portion of our revenues are denominated in U.S. dollars, while our payroll and other expenses in our subsidiaries located in PRC are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Any significant revaluation of RMB against the U.S. dollar may materially affect our earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars.